SembCorp
Industries

Co Regn No: 199802418D

Rule 12g3-2(b) File No. 825109

5 November 2004

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

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Enc

C:jesstan/MasnetAnn/SECltr

SembCorp Industries Ltd 30 Hill Street #05-04 Singapore 179360
Tel: (65) 6723 3113 Fax: (65) 6822 3254 Website: http://www.sembcorp.com.sg

PEOPLE DEVELOPER SINGAPORE

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SEMBCORP INDUSTRIES LTD
Company Registration No.	199802418D
Announcement submitted on behalf of	SEMBCORP INDUSTRIES LTD
Announcement is submitted with respect to *	SEMBCORP INDUSTRIES LTD
Announcement is submitted by *	Linda Hoon Siew Kin
Designation *	Group Company Secretary
Date & Time of Broadcast	05-Nov-2004 06:13:56
Announcement No.	00001

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Solitaire Announcement
Description	
Attachments:	Solitaire-C-reserved.pdf Total size = **6K** (2048K size limit recommended)

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ANNOUNCEMENT RE SOLITAIRE ARBITRATION

SembCorp Industries ("SCI") announces that the English High Court has, on 4 November 2004, heard the appeal of Sembawang Corporation ("Sembawang") in respect of the "Choice of Yard" ruling made by the Arbitration Tribunal in the "Solitaire" ship conversion dispute, and that the High Court has reserved its decision on the appeal.

The Tribunal had ruled in May 2004 that the owner of "Solitaire", Allseas, did not breach its contractual obligation to mitigate costs when it chose a Newcastle-upon-Tyne shipyard to complete the conversion work, rather than use another Singapore shipyard at a significantly lower cost. Sembawang then applied for permission to appeal to the High Court against the standard of mitigation applied by the Tribunal in arriving at its decision. Permission to appeal was granted by the High Court on 15 October 2004.

SCI will issue a further announcement when the High Court delivers its decision on Sembawang's appeal.